UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 23, 2024

PIERIS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-37471	30-0784346
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

225 Franklin Street, 26th Floor	02110
Boston, MA
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 857-246-8998

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	PIRS	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On July 23, 2024, Pieris Pharmaceuticals, Inc., a Nevada corporation (“Pieris”), Polo Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pieris (“Merger Sub”), and Palvella Therapeutics, Inc., a Delaware corporation (“Palvella”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Palvella, with Palvella continuing as a wholly-owned subsidiary of Pieris and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and, in the event that the former stockholders of Palvella and certain other persons are in “control” of Pieris immediately after the Merger (within the meaning of Section 368(c) of the Code), the Merger is also intended to qualify as a non-taxable exchange of shares of Palvella capital stock for Pieris common stock within the meaning of Section 351(a) of the Code.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each then-outstanding share of Palvella capital stock will be converted into the right to receive a number of shares of Pieris common stock (subject to the payment of cash in lieu of fractional shares) calculated in accordance with the Merger Agreement (the ratio of such conversion, the “Exchange Ratio”); and (b) each then-outstanding Palvella stock option to purchase Palvella common stock will be assumed by Pieris, subject to adjustment as set forth in the Merger Agreement.

Subject to the terms and conditions of, and the calculation of the Exchange Ratio pursuant to, the Merger Agreement, it is currently anticipated that upon the closing of the Merger, pre-Merger Pieris stockholders will own approximately 18% of the combined company and pre-Merger Palvella stockholders will own approximately 82% of the combined company on a pro forma basis, based on the number of shares of Pieris common stock expected to be issued in connection with the Merger. The shares of the combined company purchased by the PIPE Investors in the PIPE Financing (as such terms are defined below) are not reflected in the foregoing percentages.

The provisions for calculating the Exchange Ratio are set forth in the Merger Agreement and assume a valuation for Palvella equal to $95.0 million and a valuation for Pieris equal to $21.0 million, subject to adjustment based on Pieris’ net cash as of the date immediately preceding the anticipated closing date, as set forth in the Merger Agreement. The Exchange Ratio is also based on the relative capitalizations of Pieris and Palvella, as further described in the Merger Agreement. For purposes of calculating the Exchange Ratio, for each of Pieris and Palvella, the total number of shares of capital stock of such company issued and outstanding immediately prior to the Merger, expressed on a fully-diluted and as-converted to common stock basis, calculated using the treasury stock method, will be included in the calculation of the Exchange Ratio. Shares of Pieris common stock underlying Pieris stock options outstanding immediately prior to the Effective Time with an exercise price per share of less than the volume weighted average closing trading price of a share of Pieris common stock on the Nasdaq Capital Market (“Nasdaq”) for the five consecutive trading days ending five trading days immediately prior to the date upon which the Merger occurs will be deemed to be outstanding, calculated using the treasury stock method, and all shares of Palvella common stock underlying outstanding Palvella stock options, warrants and other derivative securities will be deemed to be outstanding, calculated using the treasury stock method, subject to certain exceptions set forth in the Merger Agreement.

In connection with the Merger, Pieris will seek the approval of its stockholders to, among other things, (a) issue the shares of Pieris common stock issuable in connection with the Merger under the rules of The Nasdaq Stock Market LLC pursuant to the terms of the Merger Agreement, (b) amend the amended and restated articles of incorporation of Pieris to (i) increase the number of shares of authorized common stock and (ii) change the name of Pieris to “Palvella Therapeutics, Inc.” (the approvals described in clause (a) and (b), the “Required Pieris Voting Proposals”) and (c) adopt a new 2024 equity incentive plan, in each case, as described in the Merger Agreement.

Each of Pieris and Palvella has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) using reasonable best efforts to obtain the requisite approvals of their respective stockholders, (2) non-solicitation of alternative acquisition proposals, (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Merger, (4) Pieris using its commercially reasonable efforts to maintain the existing listing of the Pieris common stock on Nasdaq and Pieris causing the shares of Pieris common stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the closing of the Merger and (5) Pieris filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Pieris common stock to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by Pieris stockholders of the Required Pieris Voting Proposals, (2) approval by the Palvella stockholders of the adoption of the Merger Agreement, (3) Nasdaq’s approval of the listing of the shares of Pieris common stock to be issued in connection with the Merger, (4) the effectiveness of the Registration Statement and (5) the consummation of the PIPE Financing (as defined below), all in accordance with the terms of the Purchase Agreement (as defined below). Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including the representations and warranties of the other party being true and correct as of the date of the Merger Agreement and as of the closing date of the Merger, generally subject to an overall material adverse effect qualification, the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger and the absence of any material adverse effect affecting the other party that is continuing on the closing date.

The Merger Agreement contains certain termination rights of each of Pieris and Palvella, including, subject to compliance with the applicable terms of the Merger Agreement, the right of each party to terminate the Merger Agreement to enter into a definitive agreement for a superior proposal. Upon termination of the Merger Agreement under specified circumstances, Pieris may be required to pay Palvella a termination fee of $1.0 million and Palvella may be required to pay Pieris a termination fee of $2.0 million.

At the Effective Time, the board of directors of the combined company is expected to consist of five members, four of whom will be designated by Palvella and one of whom will be designated by Pieris. Palvella’s designees are expected to be Wes Kaupinen, Todd Davis, George Jenkins and Tadd Wessel. Pieris’ designee is expected to be Christopher Kiritsy, a current member of Pieris’ board of directors.

Contingent Value Rights Agreement

At or prior to the Effective Time, Pieris will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (“Rights Agent”), pursuant to which Pieris’ pre-Merger capital stockholders will receive one contingent value right (each, a “CVR”) for each outstanding share of Pieris common stock held by such stockholder, or share of common stock underlying preferred stock held by such stockholder, on such date. Each CVR will represent the contractual right to receive payments upon the receipt of payments by Pieris or any of its affiliates under certain strategic partner agreements, including existing collaboration agreements pursuant to which Pieris may be entitled to milestones and royalties in the future and other outlicensing agreements for certain of Pieris’ legacy assets, and upon the receipt of certain research and development tax credits in favor of Pieris or any of its affiliates, in each case as set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that holders of CVRs will receive any amounts with respect thereto. The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Pieris or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

Support Agreements and Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, (i) certain stockholders of Palvella (solely in their respective capacities as Palvella stockholders) holding approximately 66% of the outstanding shares of Palvella voting capital stock entered into support agreements with Pieris and Palvella to vote all of their shares of Palvella capital stock in favor of (among other matters) adoption of the Merger Agreement and against any alternative acquisition proposals (the “Palvella Support Agreements”) and (ii) certain stockholders of Pieris (solely in their respective capacities as Pieris stockholders) holding approximately 19.6 % of the outstanding shares of Pieris common stock have entered into support agreements with Pieris and Palvella to vote all of their shares of Pieris common stock in favor of (among other matters) the Required Pieris Voting Proposals and against any alternative acquisition proposals (the “Pieris Support Agreements,” and together with the Palvella Support Agreements, the “Support Agreements”).

Also, concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Palvella and Pieris have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they agreed not to transfer their shares of Pieris common stock for the 180-day period following the closing of the Merger.

Securities Purchase Agreement

On July 23, 2024, Pieris entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors, including BVF Partners, L.P., an existing stockholder of Pieris (the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase (either for cash or in exchange for the termination and cancellation of outstanding convertible notes issued by Palvella), and Pieris has agreed to issue and sell to the PIPE Investors, an aggregate of up to 3,154,241 of shares of Pieris common stock at a price per share equal to $13.7299 multiplied by (x) 0.315478 divided by (y) the Exchange Ratio (the “Purchase Price”), subject to adjustment as set forth in the Purchase Agreement, and/or in lieu of Pieris common stock to certain purchasers who so choose, pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 2,592,585 shares of Pieris common stock at a purchase price per Pre-Funded Warrant equal to the Purchase Price minus $0.001 (the “PIPE Financing”). The Purchase Agreement contains customary representations and warranties of Pieris, on the one hand, and the PIPE Investors, on the other hand, and customary conditions to closing, including the consummation of the Merger. The gross proceeds from the PIPE Financing are expected to be approximately $78.9 million, before paying estimated expenses. The closing of the PIPE Financing is expected to occur in connection with and immediately following the consummation of the Merger.

The Pre-Funded Warrants do not expire, and each Pre-Funded Warrant will be exercisable at any time after the date of issuance of such Pre-Funded Warrant, subject to a beneficial ownership limitation. A holder of a Pre-Funded Warrant may not exercise such Pre-Funded Warrant if the holder, together with its affiliates, would beneficially own more than 4.99% or 9.99% of the number of shares of Pieris common stock outstanding immediately after giving effect to such exercise, provided, however, that a holder may increase or decrease the beneficial ownership limitation by giving 61 days’ notice to Pieris, but not to any percentage in excess of 19.99%.

Pieris has also agreed to, among other things, indemnify the PIPE Investors, their directors, officers, employees, advisors and agents and each person who controls the PIPE Investors (a) under the registration statement, including from certain liabilities and fees and expenses (excluding underwriting discounts and selling commissions and all legal fees and expenses of legal counsel for any selling holder) and (b) under the Purchase Agreement, including with respect to breaches of Pieris’ representations, warranties, and covenants under the Purchase Agreement.

At or prior to the closing of the PIPE Financing, Pieris will enter into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors pursuant to which the PIPE Investors will be entitled to certain resale registration rights with respect to shares of Pieris common stock issued to the PIPE Investors and any shares of Pieris common stock issued upon exercise of the Pre-Funded Warrants. Pursuant to the Registration Rights Agreement, Pieris will be required to prepare and file a resale registration statement with the SEC within 30 days following the closing of the PIPE Financing. Pieris shall use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 90 days following the closing of the PIPE Financing (or within 120 days following the PIPE Financing if the SEC reviews the registration statement).

TD Cowen is serving as lead placement agent and Cantor Fitzgerald is serving as a placement agent for the PIPE.

The preceding summaries of the Merger Agreement, the CVR Agreement, the Support Agreements, the Lock-Up Agreements, the Purchase Agreement, the Pre-Funded Warrants and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of CVR Agreement, the form of Palvella Support Agreement, the form of Pieris Support Agreement, the form of Lock-Up Agreement, the form of Purchase Agreement, the form of Pre-Funded Warrant and the form of Registration Rights Agreement which are filed as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, 10.5, 4.1 and 10.6, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement, the form of CVR Agreement, the forms of Support Agreements, the form of Lock-Up Agreement, the Purchase Agreement, the form of Pre-Funded Warrant and form of the Registration Rights Agreement have been attached as exhibits to this Current Report on Form 8-K to provide investors and securityholders with information regarding their respective terms. They are not intended to provide any other factual information about Palvella or Pieris or to modify or supplement any factual disclosures about Pieris in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Palvella, Pieris and Merger Sub made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Palvella, Pieris or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 3.02.	Unregistered Sales of Equity Securities.

The securities to be issued and sold to the PIPE Investors will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued and sold in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Pieris and Shane Olwill, Ph.D., Pieris’ Senior Vice President and Chief Development Officer, mutually agreed that in connection with the signing of the Merger Agreement, Dr. Olwill would step down effective October 31, 2024. Pieris and Dr. Olwill entered into a separation agreement (the “Separation Agreement”), dated as of July 23, 2024, which provides that Dr. Olwill is entitled to a lump sum payment of €417,800, and is released from the obligation to work between August 1, 2024 and October 31, 2024 during which he will continue to receive his fixed salary. Dr. Olwill’s right to receive the foregoing is subject to, among other obligations, his execution of a release of claims against Pieris, as well as certain ongoing confidentiality obligations. The foregoing is a summary description of the terms and conditions of the Separation Agreement and is qualified in its entirety by reference to the Separation Agreement, a copy of which will be filed as an exhibit to Pieris’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2024.

Item 8.01.	Other Events.

On July 24, 2024, Pieris and Palvella issued a joint press release announcing the execution of the Merger Agreement. The press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

Pieris and Palvella will host a joint conference call on July 24, 2024 at 8:30 A.M. Eastern Time to discuss the proposed Merger. A live audio webcast of the management presentation will be available on the Presentations section of Pieris’ website at www.pieris.com. Alternatively, callers may listen to the conference call by phone by dialing 877-407-8920 (United States and Canada) or +1 412-902-1010 (international). The slide presentation to be used by Pieris and Palvella during the joint conference call is attached hereto as Exhibit 99.2 and incorporated herein by reference. A substantially similar presentation was also used by Pieris and Palvella in connection with the PIPE Financing, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of July 23, 2024, by and among Pieris Pharmaceuticals, Inc., Polo Merger Sub, Inc. and Palvella Therapeutics, Inc.

4.1	Form of Pre-Funded Warrant

10.1	Form of Contingent Value Rights Agreement

10.2	Form of Palvella Support Agreement

10.3	Form of Pieris Support Agreement

10.4	Form of Lock-Up Agreement

10.5*	Securities Purchase Agreement, dated as of July 23, 2024, by and among Pieris Pharmaceuticals, Inc. and certain purchasers

10.6	Form of Registration Rights Agreement

99.1	Joint Press Release, issued on July 24, 2024

99.2	Investor Presentation, dated July 24, 2024

99.3	PIPE Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for any exhibits or schedules so furnished.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K and the exhibits attached hereto contain forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning Palvella, Pieris, the proposed transactions, and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Palvella and Pieris, as well as assumptions made by, and information currently available to, management of Palvella and Pieris. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Statements that are not historical facts are forward-looking statements. Forward-looking statements include, but are not limited to, expectations regarding the proposed Merger and PIPE Financing; the potential benefits and results of such transactions, including any potential benefits of the CVRs; the sufficiency of the combined company’s capital resources; the combined company’s cash runway; the expected timing of the closing of the proposed transactions; statements regarding the potential of, and expectations regarding, Palvella’s programs, including QTORIN™ rapamycin, and its research-stage opportunities, including its expected therapeutic potential and market opportunity; the expected timing of initiating and obtaining clinical trial readouts, as well as the design of Palvella’s Phase 2 clinical trial of QTORIN™ rapamycin in cutaneous venous malformations; the expected timing of Phase 3 clinical trial readouts and regulatory filings for Palvella’s QTORIN™ rapamycin in microcystic lymphatic malformations; Pieris’ eligibility and potential to receive milestones from its partnered assets in connection with its contingent value rights; statements by Pieris’ President and Chief Executive Officer (“CEO”); and statements by Palvella’s Founder and CEO. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the limited operating history of each company; the significant net losses incurred since inception; the ability to raise additional capital to finance operations; the ability to advance product candidates through preclinical and clinical development; the ability to obtain regulatory approval for, and ultimately commercialize, Palvella’s product candidates, including QTORIN™ rapamycin; the outcome of early clinical trials for Palvella’s product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements; the fact that data and results from clinical studies may not necessarily be indicative of future results; Palvella’s limited experience in designing clinical trials and lack of experience in conducting clinical trials; the ability to identify and pivot to other programs, product candidates, or indications that may be more profitable or successful than Palvella’s current product candidates; the substantial competition Palvella faces in discovering, developing, or commercializing products; the negative impacts of the global events on operations, including ongoing and planned clinical trials and ongoing and planned preclinical studies; the ability to attract, hire, and retain skilled executive officers and employees; the ability of Palvella and Pieris to protect their respective intellectual property and proprietary technologies; reliance on third parties, contract manufacturers, and contract research organizations; the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval for the proposed Merger from both Palvella’s and Pieris’ stockholders or to complete the proposed Merger and PIPE Financing in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed Merger and PIPE Financing and the ability of each of the parties to consummate the proposed transactions; risks related to Pieris’ continued listing on Nasdaq until closing of the proposed transaction; risks related to Palvella’s and Pieris’ ability to correctly estimate their respective operating expenses and expenses associated with the proposed transaction, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement or the PIPE Financing; competitive responses to the proposed transactions; risks related to the likelihood that the holders of CVRs will be entitled to any future payments; unexpected costs, charges or expenses resulting from the proposed transactions; the outcome of any legal proceedings that may be instituted against Palvella, Pieris or any of their respective directors or officers related to the Merger Agreement, the PIPE Financing, or the proposed transactions contemplated thereby; the effect of the announcement or pendency of the proposed transactions on Palvella’s and Pieris’ business relationships, operating results and business generally; and legislative, regulatory, political and economic developments and general market conditions. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Pieris’ most recent Annual Report on Form  10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, as well as the registration statement on Form S-4 to be filed with the SEC by Pieris in connection with the Merger. Palvella and Pieris can give no assurance that the conditions to the proposed transactions will be satisfied. Except as required by applicable law, Palvella and Pieris undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information About the Proposed Transactions Will be Filed with the SEC

In connection with the proposed transaction between Pieris and Palvella, Pieris intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Pieris and an information statement of Palvella. PIERIS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE MATERIALS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PIERIS, PALVELLA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Pieris with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Pieris with the SEC by contacting Pieris Pharmaceuticals, Inc. at 225 Franklin Street, 26th Floor, Boston, MA 02110. Investors and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Pieris, Palvella and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about Pieris’ directors and executive officers is included in Pieris’ most recent Annual Report on Form 10-K, as amended, including any information incorporated therein by reference, as filed with the SEC on March 29, 2024, and amended on April 29, 2024. Additional information regarding the persons who may be deemed participants in the solicitation of proxies will be included in the proxy statement/prospectus/information statement relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PIERIS PHARMACEUTICALS, INC.

Dated: July 24, 2024	/s/ Tom Bures
Tom Bures
Chief Financial Officer